                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number: 3235-0145
                                                  Expires:  August 31, 1991
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No.      1      )*
                                        ------------


                         Hawaiian Airlines (HAL), Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   404073108
                            -----------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (10-88)

                               Page 1 of 12 Pages

- -----------------------
  CUSIP NO. 404073108                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
      #94-1681731

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,076,324
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,075,268
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,076,324

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      15.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 12 pages

- -----------------------
  CUSIP NO. 404073108                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America NT & SA
      94-1687665

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,075,268
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,075,268
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,075,268

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      15.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BA

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 12 pages

- -----------------------
  CUSIP NO. 404073108                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America, F.S.B.
      #93-1037528

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,056
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,056

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      00

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 4 of 12 pages

                                  SCHEDULE 13G


Item 1.  Security and Issuer
         -------------------

      (a) Name of Issuer:  Hawaiian Airlines (HAL), Inc.

      (b) Address of Issuer's Principal Executive Offices:
          1164 Bishop Street, Honolulu, Hawaii 96813

Item 2.  Identity and Background
         -----------------------

Item 2(a) Names of Persons Filing:       BankAmerica Corporation
                                         Bank of America NT&SA
                                         Bank of America, F.S.B.

      (b)  Addresses of Principal        BankAmerica Corporation
           Business Offices:             Bank of America NT&SA
                                         555 California Street
                                         San Francisco, CA 94104

                                         Bank of America, F.S.B.
                                         121 S.W. Morrison St.
                                         Portland, OR 97204

      (c)  Citizenship:                  BankAmerica Corporation is organized
                                         under the laws of Delaware.  Bank of
                                         America NT&SA  and Bank of America,
                                         F.S.B. are organized under the laws of
                                         the United States of America.

      (d) Title of Class of Securities:  Common

      (e) CUSIP Number:                  404073108

Item 3.  Nature of Reporting Person
         --------------------------

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) [ ]  Broker or Dealer registered under Section 15 of the Act

      (b) [X]  Bank as defined in section 3(a)(6) of the Act

      (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act

      (d) [ ] Investment Company registered under section 8 of the Investment Company Act

                               Page 5 of 12 Pages

      (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

      (g) [X]  Parent Holding Company, in accordance with
                    (S)240.13d-1(b)(ii)(G)

      (h) [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

      (a) Amount Beneficially Owned:
                BankAmerica Corporation                           1,076,324
                Bank of America NT&SA                             1,075,268
                Bank of America, F.S.B.                               1,056

      (b) Percent of Class:
                BankAmerica Corporation                                15.1%
                Bank of America NT&SA                                  15.1%
                Bank of America, F.S.B.                                   0%

      (c) Number of shares as to which such
          person has:

              (i)   sole power to vote or direct the vote:

                    BankAmerica Corporation                              0
                    Bank of America NT&SA                                0
                    Bank of America, F.S.B.                              0

             (ii)   shared power to vote or direct the vote:

                    BankAmerica Corporation                      1,076,324
                    Bank of America NT&SA                        1,075,268
                    Bank of America, F.S.B.                          1,056

            (iii)   sole power to dispose or direct
                    the disposition of:

                    BankAmerica Corporation                              0
                    Bank of America NT&SA                                0
                    Bank of America, F.S.B.                              0

             (iv)   shared power to dispose or to
                    direct the disposition of:

                    BankAmerica Corporation                      1,075,268
                    Bank of America NT&SA                        1,075,268
                    Bank of America, F.S.B.                              0

                                Page 6 of 12 Pages

Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company
          --------------------------------------------------------

          Identities:         Bank of America National Trust
                                and Savings Association
                              555 California Street
                              San Francisco, CA  94104

                              Bank of America, F.S.B.
                              121 S. W. Morrison St.
                              Portland, OR  97204


          Classification:     Bank of America NT&SA is a bank, as defined in
                              Section 3(a)(6) of the Act.  Bank of America,
                              F.S.B. is a federal savings association organized
                              under the Home Owner's Loan Act.   All the above
                              are also wholly-owned subsidiaries of BankAmerica
                              Corporation, which is also a registered bank holding company.

Item 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

          See Item 7.

Item 9.   Notice of Dissolution of Group
          ------------------------------

          Not applicable.

Item 10.  Certification
          -------------

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 7 of 12 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  BankAmerica Corporation


Dated:  February  11, 1994        By  /s/ Cheryl A. Sorokin
                                      __________________________
                                      Cheryl A. Sorokin
                                      Executive Vice President and
                                      Secretary



                                  Bank of America NT&SA


Dated:  February 11, 1994         By  /s/ Judith A. Boyle
                                      __________________________
                                      Judith A. Boyle
                                      Counsel



                                  Bank of America, F.S.B.


Dated:  February 11, 1994         By  /s/ Judith A. Boyle
                                      __________________________
                                      Judith A. Boyle
                                      Counsel

                               Page 8 of 12 Pages

BANK OF AMERICA, FSB                                            OCTOBER 24, 1992
Board of Directors
                          GENERAL OPERATING RESOLUTION
                          ----------------------------

     This general operating resolution applies when there is not a more specific resolution in place.

1.    Accounts, Service Agreements, Interests in Real or Personal Property and
      ------------------------------------------------------------------------
      General Power to Contract.
      ----------------------------

  Except as otherwise specified below,
      any TWO of the officers of BANK OF AMERICA, FSB ("the Bank") listed below under the designation Group I, or
                            -------

      any ONE of the officers listed below under the designation Group I in
                                                                 -------
      conjunction with any ONE officer listed below under the designation Group
                                                                          -----
      II,
      --

  are authorized to make, execute, deliver, amend and terminate, in the name and on behalf of the Bank any and all contracts, instruments, documents, agreements and other writings, and to perform any and all acts in the name and on behalf of the Bank as are deemed by the officers to be appropriate in connection with any of the activities set forth below:

      (a)  Establishment of accounts
           -------------------------

      to establish and maintain with any other financial institutions, checking, time deposit, and other bank accounts, upon such terms and conditions as such officers deem appropriate;

      (b)  Investment of funds
           -------------------

      to invest all capital of the Bank in accordance with applicable laws and regulations and as such officers deem appropriate, including without limitation, the investment of funds received by the Bank;

      (c)  Service agreements
           ------------------

      to enter into service agreements, with the parent, affiliates, direct or indirect subsidiaries of the Bank, any other banks, persons, firms, corporations or other entities, whereunder personnel, facilities or services will be made available by or to the Bank;

      (d)  Interests in real or personal property
           --------------------------------------

      to purchase, accept, lease, sell, transfer, grant, license and encumber interests, whether as security or otherwise, which the Bank has or may by such means acquire in real or personal property, whether acquired in the name of the Bank as owner, as the holder of any security interest, in a fiduciary or

                              Page 9 of 12 Pages
  representative capacity, or in any other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto; provided, however, that for any purchase, lease or sale of real or personal property involving the expenditure by the Bank of $25,000,000 or more or the receipt by the Bank of consideration with a value of $25,000,000 or more, prior approval of a member of the Board of Directors shall be required.

      (e)  General power to contract
           -------------------------

      to enter into other contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to, or for the Bank, contracts and agreements providing for the purchase, sale or other disposition of assets by the Bank, and to execute and deliver instruments, documents, agreements, contracts, and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of the Bank; provided, however, that for any such contract, lease or agreement involving the expenditure by the Bank of $25,000,000 or more or the receipt by the Bank of consideration with a value of $25,000,000 or more, prior approval of a member of the Board of Directors shall be required.

2.  Regulatory Matters.
    ------------------

  Any ONE of the officers of the Bank listed below under the designation Group
                                                                         -----
I, or any member of the Legal or Tax Departments of Bank of America NT&SA holding the title of counsel or a title senior thereto is authorized to sign registrations, reports, certificates, applications and other writings on behalf of this Bank for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed appropriate by the officer or member.


3.  Acting in a Representative or Fiduciary Capacity.
    ------------------------------------------------

  Any ONE of the officers of the Bank listed below under the designation of either Group I or Group II is authorized to qualify the Bank to act in any
       --------    --------
representative, fiduciary or other capacity, including the taking of or subscribing to any oath, and the signing, executing or filing of any application, notice, petition, pleading, document, instrument or other writing which the officer deems appropriate in connection with the Bank's performance of its duties in any such capacity.

4.    Not Necessary to Affix Seal; Validity Not Affected by

                              Page 10 of 12 Pages

      Officer No Longer Holding Office.
      ------------------------------------------------------------

  (a) In the execution for the Bank in any capacity of any contract, instrument, document, agreement or other writing, it shall not be necessary to affix the seal of the Bank and such execution shall have the same force and effect as if such seal had been affixed.

  (b) The validity of any contract, instrument, document, or other writing executed by an officer of the Bank and delivered by or on behalf of an officer of the Bank in accordance with this resolution shall not be affected by the failure, at the time of delivery, of the officer who executed the document to hold the office held at the time of execution.

5.  Officer Group Designations.
    --------------------------

  As used herein the officer designations "Group I" or "Group II," consist of the officers listed below:

Group I
- -------

Chairman of the Board
President
Vice Chairman
Chief Financial Officer
Chief Personnel Officer
Chief Credit Officer
General Auditor
Financial Controller
Senior Credit Officer
Executive Vice President
Senior Vice President
Vice President
Division CEO
Treasurer
Assistant Treasurer
Secretary
Assistant Secretary

Group II
- --------

Accounting Manager
Assistant Manager
Assistant Operations Officer
Assistant Secretary
Customer Service Manager
Assistant Vice President

Group II (continued)
- --------------------

Credit Administrator
Credit Review Officer
Data Processing Supervisor

                              Page 11 of 12 Pages

Region Manager
Human Resources Manager
Dealer Service Manager
Manager
Operations Officer
Security and Compliance Manager
Systems Administrator
Systems Coordinator
Authorized Officer


                          ---------------------------
                                 CERTIFICATION
                          ---------------------------

  I, Christine Lundgren, Assistant Secretary of Bank of America, FSB, a federal savings bank organized and existing under lawful and applicable rules, regulations, and orders of the Office of Thrift Supervision by virtue of the laws of the State of Oregon and having its principal place of business in the City of Portland and the County of Multnomah in the State of Oregon, certify that the foregoing is a true and correct copy of a resolution adopted by the Board of Directors in accordance with the bylaws in at a meeting held on October 24, 1992. This resolution is still in effect and has not been amended.

Dated:  June 22, 1993


                                                  /s/ CHRISTINE LUNDGREN
                                            -----------------------------------
                                                    Assistant Secretary
                                                   Bank of America, FSB

                              Page 12 of 12 Pages

Board of Directors                            November 1, 1993
BankAmerica Corporation

                            BANKAMERICA CORPORATION
                   GENERAL OPERATING AND BORROWING RESOLUTION
                   ------------------------------------------


     The Board of Directors of BankAmerica Corporation ("BAC") authorizes and determines:

     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1
                                    -------

         the Chairman of the Board
         the Chief Executive Officer
         the President
         any Vice Chairman of the Board
         any Vice Chairman
         the Chief Financial Officer
         the Treasurer
         the Financial Controller
         any Executive Vice President
         any Senior Vice President
         any Vice President
         the Secretary

or any one of such Officers in conjunction with any one of the BAC officers listed below under the designation "GROUP 2":

                                    GROUP 2
                                    -------

         any Assistant Treasurer
         any Assistant Secretary
         any Assistant Vice President

be, and hereby are, authorized to make, execute, deliver, amend and terminate, in the name and on behalf of BAC, any and all such contracts, instruments, documents and agreements, and to perform any and all such acts, in the name and on behalf of BAC, as are deemed by such Officers to be desirable in connection with any of the activities set forth below; provided, however, that the opening of any account described in subparagraph (a) of this paragraph 1 requires the signature of a Vice Chairman or above; and provided, further, that any contract, instrument, document or agreement for any borrowing described in subparagraph
(b) of this paragraph 1 requires the signature of the Treasurer or an Assistant Treasurer in addition to one other officer listed in GROUP 1 or 2 above, as the case may be; and provided, further, that notes representing commercial paper need be signed only by the Treasurer or an

Assistant Treasurer. The execution of any contract, instrument, document or agreement by one or more Officers thereunto duly authorized by the foregoing shall be conclusive evidence, between any party to whom it is delivered and BAC, of the determination and approval by BAC of the matters described therein and of the transaction undertaken thereby, unless such party has previously received written notice of the revocation of this resolution.

(a)  Establishment and use of accounts
     ---------------------------------

     where any Officer deems it desirable for the operations of BAC, to establish and maintain with Bank of America National Trust and Savings Association and any other banks, checking, time deposit, and other bank accounts, upon such terms and conditions as may be agreed upon with such banks; to execute, endorse or deliver on behalf of BAC, remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any of such bank accounts as shall be maintained in the name of BAC, and any bank maintaining any such account is hereby authorized and directed to honor remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any such account by or from such Officers;

(b)  Borrowing
     ---------

     to borrow, in each case for an original term not exceeding nine months, from banks and other lenders, including subsidiaries of BAC, from time to time, such sums of money as may be deemed desirable for BAC to conduct its general business affairs and to grant security interests in existing and future assets of BAC to assure repayment of such indebtedness; provided that no such borrowing shall be permitted if, by reason of such new borrowing and after giving effect thereto, the aggregate amount of all borrowings of BAC having at their inception a term of nine months or less, other than such borrowings from subsidiaries of BAC, but including borrowings through the issuance of commercial paper pursuant to subparagraph (c) of this paragraph 1, would exceed the sum of SIX BILLION DOLLARS ($6,000,000,000);

In computing compliance with the foregoing limitation:

     (i) Borrowings subject to such limitation which are expressed in foreign currencies shall be valued in U.S. dollars at least monthly, and the most recent valuation shall govern the determination whether any additional borrowing complies with such limitation;

    (ii) Obligations of BAC arising out of the issuance of travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, are not subject to the foregoing limitation, nor shall they be included in computing compliance therewith; and

   (iii) Lines of credit or other commitments to lend obtained by BAC shall not be deemed borrowings except to the extent actually drawn upon or otherwise used;

If an express written determination is made by the person or persons thereunto duly authorized by paragraph 11 of the Resolution re Senior and Subordinated Debt adopted by this Board on November 1, 1993, or any resolution amending or superseding such resolution (the "Senior and Subordinated Debt Resolution"), that any proposed borrowings of BAC having at their inception a term of one month or more but not more than nine months are to be carried out in accordance with and subject to the requirements of the Senior and Subordinated Debt Resolution (whether or not the indebtedness represented by any such borrowings is of a kind generally covered by this subparagraph), BAC's aggregate liability for the amount of all such borrowings shall not be counted against the foregoing limitation. In the absence of any such express written determination, BAC's aggregate liability for the amount of all such borrowings shall be counted against the foregoing limitation;

(c)  Commercial paper
     ----------------

     subject to the limitation in subparagraph (b) of this paragraph 1, to issue and sell commercial paper in amounts deemed desirable by any Officer, in compliance with all applicable laws and regulations of governmental agencies, such commercial paper to be issued in the form of unsecured negotiable promissory notes (or in the form of book entries containing all of the information necessary for the completion and delivery of such notes), each note or book entry to be in an amount of at least ONE HUNDRED THOUSAND DOLLARS ($l00,000), with maturities not to exceed nine months from the date of issue, and at such rate or rates of interest, at such time or times, upon such other terms and conditions as shall be determined, and under such agreement or agreements or pursuant to such arrangements deemed desirable, by any Officer, in view of BAC's financial requirements; and, without limiting the generality of the foregoing authorization, (l) to enter into agreements or arrangements with Bank of America NT&SA, BA Securities, Inc. or any other banks or entities providing for the issuing, safekeeping, completion, countersignature, and delivery of BAC's commercial paper, and (2) to enter into agreements or arrangements for backup lines of credit for commercial paper; provided that borrowings under any such committed lines of credit shall be subject to the limitation on borrowings set forth in subparagraph (b) of this paragraph 1, but the unused amounts of credit under such lines shall not be deemed a borrowing subject to such limitation;

(d)  Travelers cheques, official checks and money orders
     ---------------------------------------------------

     in addition to and independent of the borrowing authorized in subparagraph
     (b) of this paragraph 1 and commercial paper issuance authorized in subparagraph (c) of this paragraph 1, to issue travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, subject to compliance with all applicable laws and regulations of governmental agencies and, without limiting the generality of the foregoing authorization, to enter into agreements or arrangements with BA Cheque Corporation and any other entities providing for the offering, delivery and servicing of BAC's travelers cheques, official checks and money orders;

(e)  Extending credit
     ----------------

     to extend credit to subsidiaries and, to the extent permitted to BAC under applicable laws, to affiliates of BAC in amounts and on terms deemed desirable by any Officer;

(f)  Powers of attorney
     ------------------

     to grant such powers of attorney, proxies, and other agency powers to such persons and on such terms as are deemed desirable by any Officer for carrying on the business and affairs of BAC, including, without limiting the generality of the foregoing authorization, all contracts and documents of any sort relating to: applications to and negotiations with any and all governmental entities and agencies in the United States and abroad for the purpose of obtaining the necessary permits or approvals for operations of BAC anywhere in the world; the commencement and prosecution or defense of proceedings on behalf of and against BAC before courts, administrative tribunals, boards of arbitrators, and similar entities, and the compromise or settlement of the same; the voting of voting securities and other voting interests which may be held in corporations and other entities by BAC; and applications for letters patent, trademarks, copyrights, service marks, and similar matters on behalf of BAC;

(g)  Service agreements
     ------------------

     to enter into service agreements, on terms deemed desirable by any Officer, with its direct or indirect subsidiaries, including Bank of America NT&SA, any other banks, persons, firms, corporations and other entities whereunder personnel and facilities will be made available by or to BAC;

(h)  Interests in real or personal property
     --------------------------------------

     to purchase, accept, lease, sell, transfer, grant, license, release and encumber interests, whether as security or otherwise, which BAC has or may by such means acquire in real or personal property, whether standing in the name of BAC as owner, as the holder of any security interest, or in any other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto;

(i)  General power to contract
     -------------------------

     in addition to the authority in subparagraphs (a) through (h) of this paragraph 1, and whether or not of a kind generally covered therein, to enter into contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to or for BAC, and to execute and deliver instruments, documents, agreements, contracts and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of BAC.

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.

     3. This resolution revokes and supersedes the General Operating and Borrowing Resolution adopted by this Board on May 21, 1992.

 CERTIFICATE

     I, CHERYL SOROKIN, the Secretary of BankAmerica Corporation, a Delaware corporation, having its principal place of business in the City and County of San Francisco in the State of California, certify that the foregoing is a correct copy of a resolution adopted by the Board of Directors at a meeting held in accordance with the bylaws on November 1, 1993. This resolution is still in effect.


                                                  /s/ CHERYL SONOKIN
                                          --------------------------------------
                                                       Secretary
                                               BANKAMERICA CORPORATION


Dated:   January 19, 1994
       ------------------

Board of Directors                                       June 23, 1992
Bank of America NT&SA



                          GENERAL OPERATING RESOLUTION
                          ----------------------------


1.   Accounts, Service Agreements, Interests in Real or Personal Property and
                                                        ---------------------
     General Power to Contract.
     -------------------------

     Except as otherwise specified below,

          any TWO of the officers of Bank of America National Trust and Savings Association ("the Bank") listed below under the designation Group I,
                                                                      -------
          or

          any ONE of the officers listed below under the designation Group I in
                                                                     -------
          conjunction with any ONE officer listed below under the designation

          Group II,
          --------

     are authorized to make, execute, deliver, amend and terminate, in the name and on behalf of the Bank any and all contracts, instruments, documents, agreements and other writings, and to perform any and all acts in the name and on behalf of the Bank as are deemed by the officers to be appropriate in connection with any of the activities set forth below:

          (a)  Establishment of accounts
               -------------------------

          to establish and maintain with any other financial institutions, checking, time deposit, and other bank accounts, upon such terms and conditions as such officers deem appropriate;

          (b)  Service agreements
               ------------------

          to enter into service agreements, with the parent, affiliates, direct or indirect subsidiaries of the Bank, any other banks, persons, firms, corporations or other entities, whereunder personnel, facilities or services will be made available by or to the Bank;

          (c)  Interests in real or personal property
               --------------------------------------

          to purchase, accept, lease, sell, transfer, grant, license and encumber interests, whether as security or otherwise, which the Bank has or may by such means acquire in real or personal property, whether acquired in the name of the Bank as owner, as the holder of any security interest, or other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto; provided, however, that for any purchase, lease or sale of real or personal property involving the expenditure by the Bank of an amount in excess of the respective amounts listed below or the receipt by the Bank of consideration with a value in excess of such amounts, at least one of the signing officers must hold the title listed opposite the respective dollar amount below:

      Amount of Expenditure                  Title of Required
     or Receipt of Consideration              Signing Officer
     ---------------------------        ---------------------------
     $  1,000,000 to 4,999,999          Senior Vice President or
                                         above
      5,000,000 to  24,999,999          Executive Vice President or
                                         above
      25,000,000 or more                Vice Chairman or above;

          (d)  General power to contract
               -------------------------

          to enter into other contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to, or for the Bank, contracts and agreements providing for the purchase, sale or other disposition of assets by the Bank, and to execute and deliver instruments, documents, agreements, contracts, and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of the Bank; provided, however, that for any such contract, lease or agreement involving the expenditure by the Bank of an amount in excess of the respective amounts listed below or the receipt by the Bank of consideration with a value in excess of such amounts, at least one of the signing officers must hold the title listed opposite the respective dollar amount shown below:

      Amount of Expenditure                   Title of Required
     or Receipt of Consideration               Signing Officer
     ---------------------------        ----------------------------

      $1,000,000 to  4,999,999          Senior Vice President or
                                         above
      5,000,000 to 24,999,999           Executive Vice President or
                                         above
      25,000,000 or more                Vice Chairman or above

2.   Regulatory Matters.
     ------------------

     Any ONE of the officers of the Bank listed below under the designation

     Group III, or any member of the Legal or Tax Departments of the Bank
     ---------
     holding the title of counsel or a title senior thereto is authorized to sign registrations, reports, certificates, applications and other writings on behalf of the Bank for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed appropriate by the officer or member.

3.   Not Necessary to Affix Seal; Validity Not Affected by Officer No Longer
                                                           -----------------
     Holding Office.
     --------------

          (a) In the execution for the Bank in any capacity of any contract, instrument, document, agreement or other writing, it shall not be necessary to affix the seal of the Bank and such execution shall have the same force and effect as if such seal had been affixed.

          (b) The validity of any contract, instrument, document, or other writing executed by an officer of the Bank and delivered by or on behalf of an officer of the Bank in accordance with this resolution shall not be affected by the failure, at the time of delivery, of the officer who executed the document to hold the office held at the time of execution.

4.   Officer Group Designations.
     --------------------------

     As used herein the officer designations "Group I," "Group II," "Group III" and "Group IV" consist of the officers listed below:

     Group I                                      Group III
     -------                                      ---------

the Chairman of the Board             the Chairman of the Board
the President                         the President
any Vice Chairman of the Board        any Vice Chairman of the Board
any Vice Chairman                     any Vice Chairman
the Chief Operating Officer           the Chief Operating Officer
the Chief Financial Officer           the Chief Financial Officer
any Group Executive Vice President    any Group Executive Vice
                                       President
any Executive Vice President          any Executive Vice President
any Senior Vice President             any Senior Vice President
any Vice President                    any Vice President
any Assistant Vice President          any Senior Authorized Officer
any Senior Authorized Officer         the Secretary
any Senior Trust Officer
any Trust Officer


     Group II                                     Group IV
     --------                                     --------

the Secretary                         the Chairman of the Board
any Assistant Secretary               the President
any Assistant Cashier                 any Vice Chairman of the Board
                                      any Vice Chairman
                                      the Chief Operating Officer
                                      the Chief Financial Officer
                                      any Group Executive Vice
                                       President
                                      any Executive Vice President
                                      any Senior Vice President
                                      any Vice President
                                      any Assistant Vice President
                                      any Senior Authorized
                                       Officer
                                      any Senior Trust Officer
                                      any Trust Officer

5. The foregoing resolution supersedes the resolution adopted by this Board of Directors on August 1, 1988 as amended, naming the officers of this Bank authorized to act pursuant to the authority above set forth.



                                 CERTIFICATION
                             ---------------------

  I,   Cheryl Sorokin, Secretary of Bank of America National Trust and Savings
     ------------------
Association, a national banking association existing under the laws of the United States of America, having its principal place of business in the City and County of San Francisco in the State of California, certify that the foregoing is a correct copy of a resolution adopted by the Board of Directors in accordance with the bylaws at a meeting held on June 23, 1992. This resolution is still in effect.


                                               /s/ CHERYL SOROKIN
                                   -------------------------------------------
                                                  Secretary
                                       BANK OF AMERICA NATIONAL TRUST
                                          AND SAVINGS ASSOCIATION


 Dated:    January 19, 1994
         --------------------